P.E. 2/1/02






RECD S.E.C.
FEB 6 - 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 5, 2002, announcing Pechiney's acquisition of Phoenix Health Care Products.



Pechiney expands medical packaging offerings in North America

Pechiney Plastic Packaging acquires Phoenix Health Care Products

Paris - February 4th, 2002 - Pechiney (NYSE: PY) today announced the acquisition through its subsidiary Pechiney Plastic Packaging Inc of Phoenix Health Care Products. Terms of the transaction were not disclosed.

Phoenix Health Care Products manufactures a variety of flexible packaging products for the medical field, including packaging for surgical gloves, gowns, catheters, syringes, wound dressings, bandages, IV sets and more. The company, with sales of approximately $16 million, employs approximately 70 people at a single Milwaukee plant. "Phoenix Health Care is a great company with quality products, exceptional people and great assets," said Igor Playner, vice president, Healthcare & Specialty Packaging, for Pechiney Plastic Packaging. "This acquisition broadens our line of medical packaging products and sets the stage for continued growth of this business."

"I believe the acquisition of our Health Care Products business by Pechiney will result in the growth and expansion of the Milwaukee facility," said George J. Wordingham, president of Phoenix. "Our lighting and welding businesses will continue under our ownership and are not part of this transaction."

"Pechiney brings a wide range of products and technology that will enable us to accelerate our growth in the medical marketplace," added Phoenix Health Care Chief Operating Officer Scott E. Fredrick. "We will leverage this with our coating technology and reputation for first-rate quality and service."

"This acquisition reinforces our ongoing strategy of selectively expanding into markets and regions that demonstrate high growth potential," said Ilene Gordon, president of Pechiney Plastic Packaging, headquartered in Chicago.

By acquiring Soplaril, The Pechiney Plastic Packaging Division of Pechiney has recently strenghtened its position on the European flexible packaging market. Pechiney Plastic Packaging is part of Pechiney's Packaging Sector, managed by Christel Bories. In 2001, the packaging sector reported sales of Euro 2,418 million (+16 %) and operating margin of Euro 136 million (+ 36%). Its activities are equally divided between food packaging and health & beauty packaging.

Investor Relations Contacts:

Charles L. Ranunkel	Tel: 33 1 56 28 25 07
Catherine Paupelin	Tel: 33 1 56 28 25 08
Jérôme Gaudry	Tel: 33 1 56 28 25 23
	Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2002

PECHINEY

By: /s/ OLIVIER MALLET
Name: Olivier MALLET
Title: Chief Financial Officer